UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated December 4, 2024 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, December 4, 2024 Comisión Nacional de Valores

Re.: Report on relevant information

Conductive proceedings for a merger

Dear Sirs,

I am writing to you in my capacity as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), to inform you that the Board of Directors of the Company and the Board of Directors of the controlled companies Negocios y Servicios S.A.U. (“NYSSA”) and AVC Continente Audiovisual S.A. (“AVC”), in meetings held today, approved the initiation of the process of corporate reorganization by which Telecom Argentina (as absorbing company) will incorporate by merger NYSSA and AVC (as absorbed companies), effective January 1st, 2025, the date from which the operations of NYSSA and AVC will be considered to be carried out by Telecom Argentina.

Additionally, the timely preparation of the Special Consolidated Financial Statements of the merger of Telecom Argentina, NYSSA and AVC as of December 31, 2024, has been entrusted, based on the respective Financial Statements of the Company to be prepared as of the same date.

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	December 4, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations